AVALON VENTURES LTD.

111 Richmond St. West, Suite 1005, Toronto, ON Canada M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
Email: admin@avalonventures.com
www.avalonventures.com

RECEIVED
2006 OCT 16 A 11:5

September 26, 2006

FILE NO. 82-4427

Attention: Mr. Michael Coco

Office of International Corporate [redacted]
US Securities & Exchange Comm
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549 USA

06017615

SUPPL

Dear Mr. Coco:

Re: Avalon Ventures Ltd. (the "Company") – File No. 82-4427

Please find enclosed News Release No. 06-09, dated September 22, 2006 for filing with your office under rule 12g3-2(b):-

Yours truly,

AVALON VENTURES LTD.

Marie D. Thorne
Corporate Secretary
Encl.

PROCESSED
OCT 26 2006
THOMSON
FINANCIAL

c.c. Jeffrey T.K. Fraser, LLB,
Lexus Law Group
1550-1185 West Georgia Street
Vancouver, B.C. V6E 4E6

AVALON VENTURES LTD.
VSE-AVL
111 Richmond St. W., Suite 1005, Toronto, Ontario M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
E-Mail admin@avalonventures.com Internet: http://www.avalonventures.com

NEWS RELEASE

September 22, 2006 **No. 06-09**

Additional rare earth element potential indicated for Avalon's North T deposit at Thor Lake, NT

Avalon Ventures Ltd., (TSX-V: AVL) (the "Company") is pleased to provide the following progress report from the Company's three active rare metals projects. All three rare metals projects are 100% owned by the Company.

Thor Lake Rare Earth Elements and Beryllium

A field program to carry out additional sampling of historical drill cores from the Lake Zone for rare earth element ("REE") mineralization was completed in early August. Analytical and petrographic data from these samples, when received, will be utilized by the Company's consultants, Wardrop Engineering ("Wardrop"), to complete the scoping study on the rare earth element development potential at Thor Lake in October.

Wardrop is also conducting an audit of resources in the North T Beryllium-REE deposit. This audit has revealed the presence of a zone containing high yttrium and low beryllium values, which was not included in the historic resource estimates for the North T deposit. The high yttrium values are indicative of the presence of significant REE mineralization.

Mineralogical studies have shown that REE mineralization in the North T Zone is primarily contained in the mineral *xenotime* (YPO_4), a mineral that is currently in high demand because of its characteristic enrichment in the more valuable heavy rare earth elements ("HREE"). Consequently, a new resource calculation will be undertaken for the North T deposit in order to include zones of REE mineralization that did not contain sufficient beryllium mineralization to warrant inclusion in previous beryllium-based resource estimates.

Earlier this month, Company representatives attended a rare metals conference in Beijing, China in order to gather information on the state of the global rare earths industry and introduce the Thor Lake project to major players in the rare earth element industry in China. The Company's mineralogical consultant, Dr. A. N. Mariano, gave a presentation at the conference entitled "*Evaluating REE and Y deposits – Distinguishing the Good from the Bad*", in which he explained why REE deposits like Thor Lake, containing an abundance of HREE-enriched minerals such as xenotime and fergusonite, represent more attractive exploration targets than deposits enriched in the light rare earths ("LREE's" dominantly lanthanum and cerium).

Following the conference, Company representatives visited and toured two REE production facilities in China. The Chinese REE producers indicated that significant demand for new supplies of REE mineral concentrates only exists for concentrates of minerals such as xenotime, containing relatively high levels of HREE's notably terbium, europium and dysprosium as well as neodymium. These producers also confirm that markets for LREE's are well-supplied from existing operations in China, which produces over 95% of world REE supply. Contrary to some recently-published commentaries, China will continue to supply world markets with LREE products, with export restrictions only being applied to mineral concentrates requiring further upgrading and not the value-added products required by world markets.

Accordingly, the Company will be making the evaluation of the HREE potential of North T deposit a high priority in the overall evaluation of the REE potential at Thor Lake.

Separation Rapids Lithium Feldspar

The 300 tonne bulk sample prepared earlier this summer is now being readied for shipment to the customer, which expects to have its pilot plant ready for operation later this fall.

Warren Township Calcium Feldspar (Anorthosite)

Preparations are continuing to produce a 250 tonne bulk sample of the Company's calcium feldspar product for a new potential customer in the glass industry. Two more potential sites for preparing the sample are being evaluated for suitability from both a cost and efficiency standpoint. Arrangements are now being made with a local mining contractor to extract the sample in October with the objective of delivering the processed product sample for a furnace trial before year-end. Positive results from this trial could lead to a commercial supply contract.

About Avalon Ventures Ltd.

Avalon Ventures Ltd. (TSX-V: AVL) is a Canadian junior mineral exploration and development company, with a primary focus on industrial minerals and rare metals with high technology applications. To find out more about Avalon Ventures Ltd. (TSX-V: AVL), please visit our website at www.avalonventures.com. Shares Outstanding as at the date of this release: 47,602,598. Working Capital: $1.8 million.

This news release is available on the Company's official on-line investor relations site for investor commentary, feedback and questions. Investors are invited to visit the "Avalon Ventures" IR Hub at http://www.agoracom.com/ir/avalon. In addition, investors are invited to e-mail their questions and correspondence to AVL@agoracom.com or phone Don Bubar, P.Geo. President, at 416-364-4938. Mr. Bubar is the Qualified Person responsible for the technical content of this news release.